March 6, 2025

Yung-Hsi ("Edward") Chang
Chief Executive Officer
Origin Investment Corp I
CapitaGreen, Level 24, 138 Market St
Singapore 043946

       Re: Origin Investment Corp I
           Amendment 1 to Registration Statement on Form S-1
           Filed February 14, 2025
           File No. 333-284189
Dear Yung-Hsi ("Edward") Chang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2025 letter.

Amendment 1 to Registration Statement on Form S-1
Dilution , page 74

1. We note the changes to the Pro forma net tangible book value after this offering in the
       Maximum Redemptions column on page 74, though it appears certain of the calculations continue to not compute. For instance, you tabularly present
       these balances as $0.81 per share for No exercise of over-allotment option and $0.65 per share for Full exercise of over-allotment option, respectively. However, it would appear the calculation of pro forma net tangible book value per share assuming no exercise of over-allotment option under maximum redemptions would be calculated based on amounts in the first table on page 75 (i.e. $1,223,304 / 1,885,000 shares).
       Please review your Dilution information presented in the tables on pages 74-75 and revise accordingly.
 March 6, 2025
Page 2

Financial Statements, page F-1

2. We note that your fiscal year end is December 31. Please amend your registration statement to update your financial statements and related information as of and for the most recently completed fiscal year end; refer to Rule 8-08 of Regulation S-X.
       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Arif Soto, Esq.